UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): November 13, 2023 (November 13, 2023)

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12228

New York

(State or other jurisdiction of incorporation or organization)

11-2432960

(I.R.S. Employer Identification No.)

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(Full mailing address of principal executive offices)

(516) 931-1090
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On November 13, 2023, Baker Global Asset Management Inc. (the “Issuer”) conducted an initial closing of the Issuer’s initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which it sold 58,960 shares of the Issuer’s common stock at a price of $5.00 per share, for gross proceeds of $294,800.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER GLOBAL ASSET MANAGEMENT INC.

By:	/s/ William Thomas Baker
William Thomas Baker Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the Issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Thomas Baker	CEO, President and Chief Financial Officer	13 November, 2023
William Thomas Baker	(principal executive officer and principal financial and accounting officer)

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